UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2005

Commission File Number: 33398141

Burns, Philp & Company Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Australia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 23 56 Pitt Street Sydney NSW 2000 Australia
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 BURNS, PHILP & COMPANY LIMITED
 ABN 65 000 000 359

 LEVEL 23, 56 PITT STREET
 SYDNEY  NSW  2000
 GPO BOX 543
 SYDNEY  NSW  2001
 AUSTRALIA

 TEL: NATIONAL (02) 9259 1111
 TEL: INT’L +61 (2) 9259 1111
 FAX: (02) 9247 3272

19 April 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

STANDARD & POOR’S CREDIT RATING

I enclose copy of Press Release issued by Standard & Poor’s (S&P) on 19 April
2005.  S & P has raised the rating on Burns, Philp & Company Limited to ‘BB–‘
from ‘B+’. The outlook is stable.

S & P have assigned the following ratings to Burns Philp and its issued debt:

     To   From

Burns, Philp & Company Ltd
Corporate credit rating   BB-/Stable/--  B+/Stable/--
Senior unsecured rating   BB-/Stable  B+/Stable
Subordinated debt   B   B-

Burns Philp Capital Pty Ltd
US$100 million senior unsecured notes BB-   B+
US$400 million subordinated notes B   B-
US$210 million subordinated notes B          B-

Yours sincerely

/s/ Helen Golding

HELEN GOLDING
Company Secretary

Encl
--------------------------------------------------------------------------------

STANDARD & POORS

PRESS RELEASE

Burns Philp Rating Raised To ‘BB-’, Outlook Stable

Melbourne, April 19, 2005—Standard & Poor’s Ratings Services said today that it has raised the rating on Burns Philp & Co. Ltd. to ‘BB-’ from ‘B+’. The outlook is stable. The ratings on Burns Philp Capital Pty.Ltd.’s subordinated issues revised to ‘B’ from ‘B-’.

“The rating upgrade reflects the improvement in underlying financial in the six months to Dec.31, 2004, as well as the significant debt reduction resulting improvement in liquidity following the sale of the yeast and herbs spices business units in September 2004,” said Standard & Poor’s credit
Brenda Wardlaw, Corporate & Infrastructure Finance Ratings.

In September 2004, Burns Philp repaid its A$1.55 billion of senior secured credit facilities, using the proceeds from the sale of its yeast and bakery ingredients group and herbs and spices division. “Consequently, at Dec. 31,
2004, Burns Philp’s operating lease adjusted total debt to total capitalization was just below 50%, a significant reduction from 82.5% as at June 30, 2004,”
said Ms. Wardlaw. Australia and New Zealand are now the company’s principal markets. Although the divestment of the yeast and bakery and the Tones Bros.
businesses has reduced the company’s geographic and product diversity, their disposal has also largely removed the seasonality of Burns Philp’s earnings.

The former Goodman Fielder businesses, now the sole focus of Burns Philp, have historically generated stable cash flows, and benefit from a strong and diversified product portfolio within Australia and New Zealand. The company’s underlying operating income to sales margin moderated to 18.4% in the first of 2005 from 20.7% in fiscal 2004, reflecting the increased contribution from the lower-margin Goodman Fielder business. The three remaining operating segments, namely baking, snacks, and spreads and oils,reported significantly improved earnings, reflecting the benefits of restructuring.

“A key rating factor is Burns Philp’s appetite for debt-funded acquisitions, management’s comfort with a highly leveraged balance sheet, although surrounds the size, scope, and location of future acquisitions,” added Ms.
Wardlaw.

About Standard & Poor’s
Standard & Poor's is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data, and valuations.
With 6,000 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and provides investors with the
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and financial decisions. In Australia, we have been voted INSTO “Rating Agency of the Year” for the fifth year running. For more information, visit
www.standardandpoors.com.au.

For more information contact:

Brenda Wardlaw, Corporate & Infrastructure Finance Ratings  Sharon Beach, Media
(61) 3 9631 2074 Tel          (61) 39631 2152 Tel
Anthony Flintoff, Corporate & Infrastructure Finance Ratings
(61) 3 9631 2038 Tel

www.standardandpoors.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burns, Philp & Company Limited

Date: April 19, 2005	By:	Helen Golding
	Name:	Helen Golding
	Title:	Company Secretary